Exhibit 23.3
CONSENT OF INDEPENDENT PETROLEUM ENGINEERS
We hereby consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”) of Carrizo Oil & Gas, Inc., a Texas corporation (the “Company”), of the information contained in our reserve report that is summarized as in our summary letter dated January 31, 2008, relating to the oil and gas reserves and revenue, as of December 31, 2007, of certain interests of the Company.
We hereby consent to all references to such reports, letters and/or to this firm in each of the Registration Statement and each Prospectus to which the Registration Statement relates, and further consent to our being named as an expert in each of the Registration Statement and each Prospectus to which any such Registration Statement relates.

/s/ Fairchild and Wells, Inc.
Fairchild and Wells, Inc.
Houston, Texas
May 21, 2008